Exhibit 1.02

Conflict Minerals Report

For the Calendar Year Ended December 31, 2013

Hospira, Inc. (“Hospira,” the “company,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule” or “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes reporting obligations on companies that file with the SEC, including us, whose manufactured final products may contain one or more identified minerals that are necessary to the functionality or production of those products. The identified minerals, which are referred to in the Rule as “Conflict Minerals,” include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives. The derivatives are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”  Thus, for purposes of this report, the terms Conflict Minerals and 3TG are used interchangeably. The disclosure requirements are triggered regardless the geographic origin of the Conflict Minerals and regardless whether their purchase funds armed conflict in the Democratic Republic of the Congo or an adjoining country.

As described below, we examined our Products for the presence of 3TG. We determined that 3TG is present in some of the items used in the assembly of the infusion pump products sold in our medication management portfolio. We then investigated the origins of that 3TG using the reasonable country of origin (“RCOI”) methodology. We have not received timely, complete and sufficient information from our suppliers to determine the country of origin (“COI”) of the 3TG used in those pumps, or the facilities in which such 3TG were processed. Finally, we define, below, the due diligence process we implemented to identify the source (that is, to determine the mine or country of origin) and the chain of custody.

This report has not been audited for calendar year 2013. It is available in the investor relations section of our website at www.hospirainvestor.com. Information on our web site shall not be deemed incorporated into, or to be a part of, this report.

OUR APPROACH TO CONFLICT MINERALS AND SUPPLY CHAIN MANAGEMENT

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy:

Hospira aspires to manufacture, distribute and market products using Conflict Minerals obtained from sources that do not finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries.

For additional information about our general commitment to promote a culture of integrity, respect and trust in the workplace, see our Code of Business Conduct, which is available in the investor relations section of our web site at www.hospirainvestor.com.

Management Systems

Internal Team

We established a steering committee, known as the Conflict Minerals Steering Committee (the “Steering Committee”), and tasked it with:

•                  analyzing the applicability of the Conflict Minerals Rule to our operations;

•                  conducting a good faith reasonable country of origin inquiry (“RCOI”) regarding 3TG and exercising due diligence on the source and chain of custody of 3TG and other matters affected by the Conflict Minerals Rule; and

•                  preparing and filing a Conflict Minerals Report, if required.

Our Steering Committee includes executive-level representatives and a cross-functional team of subject matter experts from relevant functions, including Procurement, Ethics & Compliance, Internal Controls, Finance, and Corporate Legal. The Steering Committee is responsible for implementing our Conflict Minerals compliance strategy and is led by the Global Sourcing Leader-Device, who acts as the Conflict Minerals program manager. Senior management and the Audit Committee of our Board of Directors are briefed periodically on the results of our due diligence efforts.

The Steering Committee concluded that the Conflict Minerals Rule applies to our operations. It next developed our Conflict Minerals Policy described above, which was approved by senior management. The Steering Committee also developed a due diligence process that conformed in all material respects with the Organisation for Economic Co-operation and Development’s (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas (the “OECD Guidance”). The Steering Committee then oversaw the due diligence, including a Risk Assessment and RCOI described below under “Due Diligence Process.”  The Steering Committee also established a sustainability plan for an annual due diligence process.  Finally, the Steering Committee assessed the need for an independent private sector audit, which it determined was not required under the Rule at this time.

Control Systems

Controls include, but are not limited to, our Code of Business Conduct, which outlines expected behaviors for our employees, and our soon to be published updated Supplier Code of Conduct, which similarly outlines our expectations for our suppliers. The control necessarily will include the receipt of an e-signature from each new supplier in order for new suppliers to be on-boarded.

Grievance Mechanism

We have multiple long-standing grievance mechanisms whereby employees and suppliers can report violations of our Code of Business Conduct and other policies. With respect to actual or potential violations of our Code of Business Conduct or Supplier Code of Conduct, Hospira encourages its employees to proactively take responsibility and promptly report actual or potential violations to Human Resources, Legal, or the Office of Ethics and Compliance, or our Global Ethics and Compliance Helpline. Reports received of code violations are documented by the Office of Ethics and Compliance, whether those reports come through our Helpline, or via email, correspondence, telephone, in person, or from other sources inside or outside of the company. The Office of Ethics and Compliance establishes and executes a plan in response to those code violation grievances.

Maintain Records

Our record retention policy includes the maintenance of all relevant documentation, and we provide access to a shared drive for relevant parties to access, review and revise documents as appropriate.

Supplier Engagement and Supply Chain Management

With respect to the OECD Guidance due diligence requirement to strengthen our engagement with suppliers, we identified suppliers with whom we needed to engage based on the probability that the raw materials and/or components they supplied may contain 3TG. We then contacted them to request the RCOI of the 3TG that may be present in the materials and/or components they supplied.

As we enter into new supplier relationships, we will require new suppliers to comply with our expectations in our Supplier Code of Conduct, which is being updated to include our commitment to responsible sourcing of Conflict Minerals and expectation that our suppliers comply with applicable requirements in the Supplier Code of Conduct. Our current Supplier Code of Conduct is publicly available in the supplier information section of our web site at www.hospira.com.

Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we typically do not have a direct relationship with 3TG smelters and refiners and are not able to perform or direct audits of these entities within our supply chain. We relied, therefore, on our direct suppliers to provide information as to whether Conflict Minerals may be present in their raw materials and/or components, and the origin of any 3TG contained in the raw materials and/or components that they supply to us — including any 3TG supplied to them from their suppliers and the smelters involved in the refining of 3TG.

We identified high risk suppliers (“high-risk suppliers”), based on the probability that 3TG are contained in their products or where the nature of the items (such as PVC, plastic, metals or electronics) purchased by our company indicated that those items were likely to contain 3TG. We then conducted an RCOI survey as described in the “Reasonable Country of Origin Inquiry and Due Diligence Process” discussion below.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

Although our suppliers have identified the presence of some Conflict Minerals, they have yet to identify the origin of those minerals. Thus, we continue to work with these suppliers to get additional information regarding the origin of those Conflict Minerals. We used the following due diligence process to identify the source of the minerals. We have not conducted due diligence on the chain of custody, as we will need more information from our suppliers before we can begin that aspect of due diligence.

Design of Due Diligence

Our due diligence framework was designed to conform in all material respects to the framework set forth in the OECD Guidance framework. That OECD framework is the foundation of our due diligence process and our Risk Control Matrix for Conflict Minerals (the “Framework”). Our Framework includes attributes such as: frequency of performance of the related due diligence activity, policy/document reference, location of due diligence, and due diligence activity owner.

We attended educational forums and conducted informal discussions with others in our industry and confirmed that our risk-based approach is consistent with how many peer companies are approaching the Conflict Minerals Rule.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our Products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify suppliers upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of Conflict Minerals contained in the raw materials and/or components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers.

Design and Implement a Strategy to Respond to Risks

We drafted a risk management plan and anticipate it will be completed on or before December 31, 2014, and will obtain approval of the Steering Committee to address the presence of Conflict Minerals in the products, if applicable. Updates to our risk assessment will be provided regularly to senior management and the Audit Committee of our Board of Directors. As described below under “Reasonable Country of Origin Inquiry and Due Diligence Results,” we reached out to our suppliers advising them of the Conflict Minerals Rule.  We will direct future suppliers to our Supplier Code of Conduct.

Supply Chain Due Diligence at Identified Points in the Supply Chain

Typically, we do not have a direct relationship with 3TG smelters and refiners, thus we did not obtain any audit reports of our smelters or suppliers. We reviewed, instead, publicly available information regarding smelters from organizations such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Free Sourcing Initiative (“CFSI”).

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE RESULTS

Request Information

Below are the results of our supplier survey that was conducted in two phases: an Initial Survey, and a Follow-up Survey.

Initial Survey

We sent an initial survey via email to all of our suppliers believed to have provided raw materials and/or components that contain 3TG for our products (the “Initial Survey”). The Initial Survey outlined the Conflict Minerals Rule and its goal, briefly described our obligation to determine the use of Conflict Minerals and the country of origin of such Conflict Minerals, if used, the due diligence to obtain the source of such information, and finally, our obligation to file a disclosure report with the SEC. In the Initial Survey, we stated and reinforced Hospira’s commitment to sourcing responsibly and to using only Conflict Minerals whose sales do not fund conflict in the Democratic Republic of the Congo or adjoining countries. The Initial Survey ended with our requirement for the supplier to review all items it provided to Hospira for the presence of 3TG, and requested the supplier to complete, sign, date and return to us a “Conflict Minerals” Supplier Questionnaire.

The Initial Survey was sent to approximately 80% of all of our direct suppliers. The suppliers who did not receive the Initial Survey were package suppliers, terminated suppliers, or one-time suppliers that did not provide any minerals. The Initial Survey included 100% of the high-risk suppliers. We received responses from direct suppliers that provide approximately 55% of the items purchased by our company.

Follow-up Survey

We then sent a follow up survey, using the template developed by the EICC-GeSI, known as the CFSI Reporting Template, to our direct suppliers who confirmed the presence of 3TG in their raw materials and/or components (the “Follow-up Survey”). The Follow-up Survey was developed to facilitate disclosure and communication of information regarding smelters that provide material to our supply chain. It included questions regarding 3TG used, the status of the suppliers’ RCOI, the origin of the 3TG, and a list of smelters the company and its suppliers could use. Responses to the Follow-up Survey were due promptly.

(1)  We will outline with our suppliers the due diligence that may be required for the chain of custody of Conflict Minerals, if any, once we receive complete responses.

Thus far, the responses received to the Follow-Up Survey included untimely or incomplete responses, as well as responses with data inconsistent with responses to the Initial Survey. We are working directly with these suppliers to obtain revised responses.

Based on the analysis of the responses and risk evaluation of the items for which we have not received responses, we concluded that the products included in our specialty injectable pharmaceuticals and medication management systems consumables portfolio do not contain 3TG. However, some items used in our medication management infusion pumps product portfolio do contain 3TG.

The large majority of the suppliers who responded provided data at a company or divisional level or, as described above, was unable to specify the smelters or refiners used for components supplied to Hospira. We are, therefore, unable to determine the origin of the 3TG reported by those suppliers.

Efforts to Determine Mine or Location of Origin

Our due diligence efforts to determine the mine or location of origin of the 3TG in our supply chain are based upon information we have gathered from the OECD implementation programs, and from our requests to our suppliers to complete the Follow-up Survey.

Steps We Are Taking to Mitigate Risk

Our pump products undergo significant quality and regulatory approval processes and any changes in raw materials and/or components may take significant time and require further development and regulatory approval. Nonetheless, we have taken, and continue to take, the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the Democratic Republic of the Congo or adjoining countries.  Our actions include:

•                  Include in new or renewed supplier contracts an expectations clause that suppliers are to use only Conflict Minerals whose sales do not fund armed forces in the Democratic Republic of the Congo or adjoining countries.

•                  Expand scope of the Initial Survey to include raw materials and/or components not surveyed in 2013.

•                  Engage with suppliers and, as necessary, follow up multiple times to increase the response rate and improve the content detail of the supplier survey responses. We have informed our suppliers about the Conflict Minerals Rule, and have directed current, and will direct future, suppliers to our Supplier Code of Conduct, which is being updated and anticipated to be disseminated by the end of the second quarter.

•                  This year, we are developing and will obtain approval of, a risk management plan, by which the Conflict Minerals program will be implemented, managed and monitored. Updates to this risk assessment will be provided regularly to senior management and the Audit Committee of our Board of Directors.